                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                                 WEBHIRE, INC.
                                 -------------
                                (Name of issuer)


                    COMMON STOCK  (PAR VALUE $.01 PER SHARE)
                    ----------------------------------------
                         (Title of class of securities)


                                   94768W104
                                   ---------
                                 (CUSIP Number)

                                 PETER L. DUNN
                            KORN/FERRY INTERNATIONAL
                       1800 CENTURY PARK EAST, SUITE 900
                         LOS ANGELES, CALIFORNIA  90067
                           TELEPHONE: (310) 843-4100
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                               STEVEN B. STOKDYK
                              SULLIVAN & CROMWELL
                       1888 CENTURY PARK EAST, 21st FLOOR
                         LOS ANGELES, CALIFORNIA  90067
                           TELEPHONE: (310) 712-6624


                                AUGUST 11, 2000
                                ---------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.  94768W104
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Name:  Korn/Ferry International;  IRS Identification No.  95-2623879
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ] (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
--------------------------------------------------------------------------------
NUMBER OF       7.   SOLE VOTING POWER                       3,404,256
SHARES
BENEFICIALLY    8.   SHARED VOTING POWER                     None
OWNED BY
EACH            9.   SOLE DISPOSITIVE POWER                  3,404,256
REPORTING
PERSON
WITH           10.   SHARED DISPOSITIVE POWER                None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,404,256
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9% (Based on a total of 21,422,134 shares outstanding comprised of 14,613,622 shares outstanding on July 5, 2000 plus 6,808,512 shares issued in the transaction in which KFI was one of the purchasers of Webhire Common Stock.)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------

                                  Page 2 of 6
                            Exhibit Index on Page 6

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Webhire Common Stock"), of Webhire, Inc., a Delaware corporation ("Webhire"). The principal executive offices of Webhire are located at 91 Hartwell Avenue, Lexington, Massachusetts 02421.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed by Korn/Ferry International, a Delaware corporation ("KFI"). The principal office of KFI is located at 1800 Century Park East, Suite 900, Los Angeles, California 90067. KFI is an international executive recruitment firm that provides executive recruitment services for clients in search of middle to executive management personnel. KFI also provides other technology-based services including services addressing the college recruitment market.

The investment was made on August 11, 2000 and KFI has not made any transactions in Webhire Common Stock since that date.

      (a) - (c) and (f) The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of KFI is set forth in
      Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

      (d) - (e) During the last five years, neither KFI nor, to the knowledge of KFI, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

KFI used available working capital in the amount of $8,000,001.60 to make the purchase of 3,404,256 shares of Webhire Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The Webhire Common Stock purchased by KFI were purchased solely for investment.

      (a) - (j) Other than as described herein, none of KFI, or to the best of its knowledge, any person named in Schedule I attached hereto, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
      Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (c) As a result of KFI's purchase of Webhire Common Stock, KFI beneficially owns and has the power to vote and dispose of 3,404,256 shares of Common Stock, representing approximately 15.9% of the outstanding shares of the Common Stock of Webhire. The calculation of the foregoing percentage is based on the number of shares of Webhire Common Stock as outstanding as of July 5, 2000 plus the shares issued in the transaction in which KFI was one of the purchasers of Webhire Common
      Stock.   There have been no transactions in Webhire Common Stock that have been effected by KFI in the past sixty days.

      (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a stock purchase agreement, dated July 10, 2000 (the "Stock Purchase Agreement"), among Webhire, KFI and other purchasers of Webhire Common Stock, KFI is entitled to appoint one member of Webhire's board of directors. Under the terms of the Stock Purchase Agreement, KFI has appointed Peter L. Dunn to Webhire's board of directors. For so long as KFI owns at least 5% of Webhire's outstanding Common Stock, KFI shall be entitled to nominate one director each time the class of directors in which its representative serves is subject to election.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement, dated July 10, 2000, among Webhire, Inc., Korn/Ferry International, SOFTBANK Capital Partners LP, GMN Investors II, L.P., Aventive International Fund and Bricoleur Partners II, L.P.

                                  Page 3 of 6
                            Exhibit Index on Page 6

                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2000

                                     KORN/FERRY INTERNATIONAL

                                     By:   /s/  Elizabeth S.C.S. Murray
                                        ----------------------------------------
                                        Name:   Elizabeth S.C.S. Murray
                                        Title:  Chief Financial Officer and
                                                Executive Vice President


                                  Page 4 of 6
                            Exhibit Index on Page 6

                                   SCHEDULE 1


          The name, business address and present principal occupation or employment of each director and executive officer of KFI and the name and address of their respective employers is set forth below. Unless otherwise indicated, the name and business address of the employer of each director and executive officer of KFI is: Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, California 90067.

Name                              Present Principal Occupation and Name/Address of Employer            Citizenship
----                              ---------------------------------------------------------            -----------
Richard M. Ferry, Director        Chair of the Board                                                   United States

Windle B. Priem, Director         Chief Executive Officer and President                                United States

Peter L. Dunn, Director           Vice Chair and General Counsel                                       United States

Elizabeth S.C.S. Murray           Chief Financial Officer, Treasurer and Executive Vice President      United States

Gary C. Hourihan                  Executive Vice President, Organization Development                   United States

Michael D. Bekins                 Chief Operating Officer                                              United States

James E. Barlett, Director        Chairman, President and Chief Executive Officer                      United States
                                  Galileo International, Inc.
                                  9700 W. Higgins Road
                                  Rosemont, Illinois  60018

Timothy K. Friar                  Vice President                                                       United States

Sakie Fukushima                   Vice President                                                       Japan

Patti S. Hart, Director           President, Chief Executive Officer                                   United States
                                  Telocity, Inc.
                                  10355 North De Anza Boulevard
                                  Cupertino, California  95014

Scott E. Kingdom                  Vice President                                                       United States

Charles E. Miller, Director       Director                                                             United States
                                  Avery Dennison Corporation
                                  150 North Orange Grove Boulevard
                                  Pasadena, California  91103

Gerhard Schulmeyer, Director      President and Chief Executive Officer                                United States
                                  Siemens Corporation
                                  153 E. 53rd. Street, Floor 56
                                  New York, New York  10022

Mark C. Thompson, Director        Chairman                                                             United States
                                  Integration Associates Inc.
                                  110 Pioneer Way, Unit L
                                  Mountain View, California 94041

                                  Page 5 of 6
                            Exhibit Index on Page 6

                                 EXHIBIT INDEX

Exhibit

Exhibit 1. Stock Purchase Agreement, dated July 10, 2000, among Webhire, Inc., Korn/Ferry International, SOFTBANK Capital Parnters LP, GMN Investors II, L.P., Aventine International Fund and Bricoleur Partners II, L.P.

                                  Page 6 of 6
                            Exhibit Index on Page 6